UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 2 )*

First Niles Financial, Inc. (Name of Issuer)
Common Stock, par value $0.01 per share (Title of Class of Securities)
33582N 10 6 (CUSIP Number)
Lawrence Safarek c/o First Niles Financial, Inc. 55 North Main Street Niles, Ohio 44446 (330)652-2539 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 13, 2006 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 33582N 10 6

1.	Names of Reporting Persons. Lawrence Safarek I.R.S. Identification No.

2.	Check the Appropriate Box if a Member of a Group* (a.) ( ) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 64,123

	8.	Shared Voting Power 25,839

	9.	Sole Dispositive Power 64,123

	10.	Shared Dispositive Power 25,839

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 89,962

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 6.35

14.	Type of Reporting Person IN
2

Item 1. Security and Issuer

         The class of equity securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of First
         Niles Financial, Inc. (the "Company"), located at 55 North Main Street, Niles Ohio 44446.

Item 2. Identity and Background.

(a)	Name: Lawrence Safarek.

(b)	Residence or business address: c/o First Niles Financial, Inc., 55 North Main Street, Niles, Ohio 44446.

(c)

Present Principal Occupation or Employment:  Mr. Safarek is the Treasurer and Vice President of the Company and the Company's wholly owned subsidiary, Home Federal Savings and Loan Association of Niles (the "Bank"), at the address stated above.

(d)	Criminal Conviction: During the last five years, Mr. Safarek has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

Court or Administrative Proceedings:  During the last five years, Mr. Safarek has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or being found in violation with respect to such laws.

(f)	Citizenship: Mr. Safarek is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration:

         Mr. Safarek has acquired beneficial ownership of 89,962 shares of Common Stock as follows:

         (i) 15,000 shares purchased by Mr. Safarek using personal funds at an aggregate cost of $150,000;

         (ii) 3,940 shares purchased by Mr. Safarek through the exercise of stock options awarded to him under the Company's 1999 Stock Option and Incentive Plan (the "Stock Option Plan") using personal funds at an aggregate cost of $49,368.20;

         (iii) 14,035 shares awarded to Mr. Safarek as restricted stock under the Company's Recognition and Retention Plan, all of which are now vested and no longer subject to any restrictions;

         (iv) 31,148 shares of Common Stock underlying unexercised stock options awarded to Mr. Safarek under the Company's Stock Option Plan, which are all currently exercisable; and

         (v) 25,839 shares allocated to Mr. Safarek's account under the Company's Employee Stock Ownership Plan ("ESOP").

Item 4. Purpose of Transaction

         Except with respect to the stock options and shares of restricted stock awarded to Mr. Safarek by the Company as compensation, all of the shares purchased and/or acquired by Mr. Safarek are for investment purposes. Mr. Safarek may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares of the Common Stock for investment or dispose of shares of the Common Stock. As the Company's Treasurer and Vice President, Mr. Safarek regularly explores potential actions and transactions which may be advantageous to the Company, including, but not limited to, possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, management, policies, governing instruments, capitalization, securities or regulatory or reporting obligations of the Company.

         Except as noted above, Mr. Safarek has no plans or proposals which relate to or would result in any of the following:

3
(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)

Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)	The aggregate number of shares of Common Stock beneficially owned by Mr. Safarek as of the date of this filing is 89,962 shares, representing 6.35% of the shares of Common Stock outstanding.

(b)

With respect to the 89,962 shares of Common Stock beneficially owned, Mr. Safarek has sole voting and dispositive powers over 64,123 of these shares, including 31,148 shares subject to currently exercisable stock options. Mr. Safarek has shared voting power over the 25,839 remaining shares allocated to his ESOP account. Mr. Safarek has no dispositive power over the shares of Common Stock allocated to his ESOP account.

(c)

During the 60−day period prior to the date of this filing, Mr. Safarek did not effect any transactions in the Common Stock, however, on February 10, 2006, Mr. Safarek received his plan statement from the ESOP trustee indicating that 2,967 shares had been allocated to his ESOP account for the year ending December 31, 2005.

Transaction Date	Shares or Units Purchased (Sold)	Price per Share or Unit

(d)

No person other than Mr. Safarek is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by Mr. Safarek, except with respect to the 25,839 shares held in Mr. Safarek's ESOP account.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than with respect to shares underlying stock options awarded to Mr. Safarek under the Stock Option Plan, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Safarek and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. None of the shares of Common Stock beneficially owned by Mr. Safarek are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such shares.

4

Item 7. Material to be Filed as Exhibits. None.

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006
Lawrence Safarek
By:	/s/ Lawrence Safarek Lawrence Safarek
Title:	Vice President and Treasurer

5